Laboratory Corporation of America-Registered-Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone: 336-584-5171

FOR IMMEDIATE RELEASE

Contact:  Pamela Sherry              Shareholder Direct:     800-LAB-0401
336-584-5171, Ext. 4855                                      www.labcorp.com



           LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- REPORTS
                             THIRD QUARTER RESULTS

             Strong Operating Cash Flow Leads Key Financial Indicators


Burlington, NC, October 20, 1999 - Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) (NYSE: LH) today announced results for the quarter and nine months ended September 30, 1999.

Third Quarter Results
---------------------
Net sales for the third quarter were $428.6 million, operating income was $40.1 million, and net income was $17.2 million. The basic and diluted earnings per common share were $0.03. This compares with net sales of $414.7 million, operating income of $34.3 million, net income of $11.4 million, and basic and diluted earnings per common share of $0.00 for the same period in 1998.

Earnings before interest, taxes, depreciation, and amortization (EBITDA) were $60.3 million for the third quarter, or 14.1 percent of net sales, versus $54.1 million, or 13.0 percent of net sales, for the comparable period in 1998. Operating cash flow for the quarter was $53.1 million, compared to $24.4 million for the same quarter in 1998.

"LabCorp achieved another quarter of strong financial performance, with positive trends continuing for key financial indicators such as revenue, profitability, and cash collections," noted Thomas P. Mac Mahon, president and chief executive officer.

Nine Month Results
------------------
For the nine-month period ended September 30, 1999, LabCorp generated net sales of $1,276.0 million, operating income of $116.6 million, and net income of $51.2 million. For the same period in 1998, net sales were $1,204.8 million, operating income was $101.0 million, and net income $33.5 million. The basic and diluted earnings per common share were $0.11 in 1999 compared to $0.00 in 1998. EBITDA for the first nine months of 1999 was $178.9 million, or 14.0 percent of net sales, versus $162.7 million, or 13.5 percent of net sales, for the comparable period in 1998. Operating cash flow was $128.9 million.

"By focusing on the implementation of our strategic plan, we have strengthened our base business, reduced days sales outstanding by seven days since the beginning of the year, and exceeded total operating cash flow for 1998 in the first nine months of 1999," said Mr. Mac Mahon. "We have also continued to build our leadership position in key esoteric testing areas such as genotyping and phenotyping."

A live broadcast of LabCorp's quarterly conference call will be available online at www.labcorp.com or at www.streetfusion.com, on October 21, 1999, beginning at 9:00 a.m. Eastern Daylight Time, with an online rebroadcast continuing through November 30, 1999.

The Company noted that each of the above forward-looking statements was subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect the Company's financial results is included in the Company's Form 10-K for the year ended December 31, 1998 and subsequent SEC filings.

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 100,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. Included in LabCorp's network of 25 major laboratories are three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center for Esoteric Testing in Burlington, North Carolina, performs the largest volume of rare analyses in the network. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and Fortune 1000 companies, and other clinical laboratories.
                           - End of Text -

                         - Table to Follow -

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
                           LABORATORY CORPORATION OF AMERICA HOLDINGS
                                Summarized Financial Information
                           (Dollars in millions, except per share data)

                                         (Unaudited)          (Unaudited)
                                     Three Months Ended     Nine Months Ended
                                        September 30,         September 30,
                                     -------------------   -------------------
                                        1999      1998        1999      1998
                                     -------------------   -------------------
STATEMENT OF OPERATIONS DATA:
Net sales                            $ 428.6   $ 414.7     $ 1,276.0  $ 1,204.8
Cost of sales                          265.2     270.3         796.9      783.9
Selling, general and administrative    115.6     102.4         339.1      297.1
Amortization of intangibles
  and other assets                       7.7       7.7          23.4       22.8
                                      ------    ------      --------   --------
Operating income                        40.1      34.3         116.6      101.0
                                      ------    ------      --------   --------
Earnings before income taxes            27.8      22.3          82.6       66.6

Provision for income taxes             (10.6)    (10.9)        (31.4)     (33.1)
                                      ------    ------      --------   --------
Net earnings                            17.2      11.4          51.2       33.5

Less preferred stock dividends and
  accretion of mandatorily
   redeemable preferred stock           13.1      11.3          37.1       34.0
                                      ------    ------      --------   --------
Net income (loss) attributable
   to common shareholders             $  4.1    $  0.1      $   14.1   $   (0.5)
                                      ======    ======      ========   ========
Basic and diluted earnings
   (loss) per share (1)               $  0.03   $  0.00     $    0.11  $  (0.00)
                                      =======   =======     =========  ========

(1) Basic and diluted earnings (loss) per common share are based on the weighted average number of shares outstanding during the three- and nine-month periods ended September 30, 1999, of 127,072,911 and 126,493,066 shares, respectively, and the weighted average number of shares outstanding during the three- and nine-month periods ended
    September 30, 1998, of 125,199,880 and 124,704,341 shares, respectively.


                                         (Unaudited)
                                      Nine Months Ended    Year Ended
                                        September 30,      December 31,
                                      -----------------    ------------
                                            1999               1998
                                      -----------------    ------------
BALANCE SHEET DATA:
Cash and cash equivalents                $    19.7          $    22.7
Accounts receivable, net                     360.7              375.4
Property, plant & equipment                  272.2              259.2
Intangible assets, net                       812.6              836.2
Other assets                                 146.8              147.4
                                         ---------          ---------
                                         $ 1,612.0          $ 1,640.9
                                         =========          =========

Total bank debt                          $   584.6          $   643.8
Other liabilities                            304.4              315.9
Redeemable preferred stock                   550.0              526.8
Shareholders' equity                         173.0              154.4
                                         ---------          ---------
                                         $ 1,612.0          $ 1,640.9
_______________________________          =========          =========
